FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA-led Consortium Signs US$67 Million Contract to Build the Northern Interceptor Tunnel in Medellín, Colombia

Mexico City, April 4, 2011 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that the CICE consortium, led by ICA, signed a construction contract of approximately US$67 million to build a wastewater interceptor tunnel in Medellín, Colombia with Aguas Nacionales EPM, an affiliate of Empresas Públicas de Medellín. The project was awarded through an international bidding process. The CICE consortium includes ICA subsidiaries with 80% and Estyma of Medellin with 20%.

The project for the Northern Interceptor for the Rio Medellín includes the detailed design and construction of a 7.7 km tunnel with a diameter of 2.4 meters. The tunnel, which will be at depths between 3.3 to 21 meters below the surface, will collect wastewater in the central and northern parts of Medellin and the municipality of Bello and deliver it to the site of a future water treatment plant.

The fixed-price contract has three tranches, in the amounts of Col. Ps. 73,957 million, US$ 7.1 million, and € 14.3 million. The amount that corresponds to ICA Civil Construction is approximately US$ 53.6 million, and will be included in backlog as of the second quarter of 2011. The project is scheduled to be constructed over 990 days, and construction begins in April 2011.

Rubén López, head of Strategic Planning and International for ICA, said, “We believe that Colombia is one of the most attractive markets for infrastructure development.  ICA is proud to have won this contract, working together with our Colombian partner Estyma. We look forward to continue applying our expertise in the construction of water tunnels. The Northern Interceptor is an important element for the restoration of the Rio Medellín, reducing pollution and improving the quality of life for residents. This project award confirms ICA commitment to continue expanding our engineering and construction activities in select Latin American markets.”

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involves risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For additional information contact:
Alonso Quintana, CFO alonso.quintana@ica.com.mx Luz Montemayor, IRO (5255) 5272 9991 ext. 3692 luz.montemayor@ica.com.mx	Investor Contact: relacion.inversionistas@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer